Mail Stop 3651

      May 9, 2006

Via U.S. Mail and Facsimile

William G. Shrader
Chief Executive Officer and President
Main Street Restaurant Group, Inc.
5050 North 40th Street, Suite 400
Phoenix, Arizona 85018

RE:	Main Street Restaurant Group, Inc.
			Form 10-K for the Fiscal Year Ended December 26,
2005

      File No. 000-18668



Dear Mr. Shrader:

      We have reviewed your filing and have the following comments.
We have limited our review to only financial statements and related disclosures and do not intend to expand our review to other portions of your document. Where indicated, we think you should revise your document in response to these comments and comply with the remaining comments in all future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.




Form 10-K for the fiscal year ended December 26, 2005

Item 6 - Selected Consolidated Financial Data, page 33
1. In your annual and quarterly consolidated financial data, we note
you disclose "cost of sales", a caption not required by Item 301
(Instruction 2) and Item 302(a) (1) of Regulation S-K.    Although
quarterly data generally requires amounts of gross profit (defined as
net sales less costs & expenses associated directly with or
allocated
to products sold or services rendered), we believe this measure is neither applicable nor appropriate to registrant`s in the restaurant
industry.   Based on your circumstances, it appears that reporting
"Total Restaurant Operating Expenses" (in lieu of "cost of sales")
and
"Operating Income (Loss)" for both the annual and quarterly
periods
would be more relevant and meaningful measures of disclosure consistent with the reporting in your consolidated statement of
operations.    Please revise accordingly.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations

Brand Economics, page 37
Outlook 2006, page 38
Note 2. Significant Accounting Policies and Procedures - Segment Reporting, page F-13
2. Reference is made to segment information in note 2 of the consolidated financial statements whereby you disclose Restaurant Level Operating Profit (Loss) for each of your reporting segments and the aggregation of these amounts differs from the amount of
`Operating
Income (Loss)" on your consolidated statement of operations.    If
the
measure of profitability as reported in the notes is the only measure
used by the chief operating decision maker ("CODM") for purposes of
allocating resources to the segments and assessing their
performance,
the notes should clearly state this fact.   However, if more than
one
measure is provided to the CODM, the reported measure shall be based
on the measure most consistent with that used in reporting the amounts
in the consolidated financial statements.   For example, if
operating
income (loss) as used in the consolidated statements of operations is
also reported on a segment basis to the CODM, this is the measure of
performance that should be used in segment reporting as provided by
paragraph 30 of SFAS 131.    In addition, the guidance in
paragraph
32(b) of SFAS 131 requires a reconciliation of the total of all reportable measures of profit or loss to the enterprise`s consolidated
net income (loss) before income taxes.    Please revise your
disclosures accordingly.

In light of FR-65 and the related interpretive guidance provided by
the staff dated June 13, 2003 on non-GAAP reporting, we believe that
the only measure of performance on a segment basis as reported in
MD&A
(page 37) should be limited to the GAAP measure of profitability as
reported in the notes to the consolidated statements for segment
reporting.    Any other measures of performance on a segment basis
should not be provided.   Therefore, please delete any non-GAAP
segment measures that are not provided under a GAAP basis for your
segment reporting.    In addition, the reporting of EBITDA in
"Outlook
2006" does not appear appropriate in accordance with the guidance in
FR-65 and Item 10(e) of Regulation S-K.    Your reporting of
EBITDA
does not meet the definition of EBITDA which is solely GAAP net income
that adjusts solely for interest, taxes and depreciation and
amortization.   Measures that are calculated differently should
not be
characterized as EBITDA.    Furthermore, we note that you
eliminate
the effects of stock option expense, asset impairments, write-
downs
and lease termination expenses in which these items would not meet the
criteria in Item 10(e)(1)(ii)(A) and (B) of Regulation S-K in reporting a non-GAAP measure in a Commission filing. Finally, when appropriately disclosing a non-GAAP measure in a filing, one should
provide reconciliation to the most directly comparable GAAP
financial
measure and provide a statement disclosing the reason the
presentation
(e.g. EBITDA) provides useful information to the investors and whether
management uses this financial measure as liquidity or performance
measure.    Please revise to delete the non-GAAP (EBITDA) measure,
as
currently presented in your disclosure.

Contractual Obligations and Commitments, page 47
3. We note from your response to our comment 4 in your letter dated
June 21, 2004 that you agreed to include a footnote to your table of
contractual obligations and commitments which provided disclosure of
your estimated cost over the term of the Development Agreement of the
now 14 new restaurant openings required. We note that you did not comply with this comment in your filing. Therefore, we re-issue our comment and ask that you include the above disclosure.
4. From disclosure in Item 1 (TGI`s Re-image and Improvement
Program)
on page 17, we note that the total expected cost of the remodel campaign for TGI Friday`s is estimated to be $20-30 million. Although these estimated costs are not included in Operating Lease Obligations in the tabular data, as this caption only includes the amounts of minimum lease payments as reported in the notes to your GAAP consolidated financial statements, we believe that a note or narrative disclosure to the table should highlight and help investors understand the timing and amount of this future contractual
obligation.   In this regard, please describe the significant
contractual terms of this obligation, the estimated costs to complete the remodel and improvement plan (including the period(s) such costs will be incurred and the plan completed) as well as the reason(s) these costs are excluded from the table.



Item 9A. Controls and Procedures, page 48
5. Please furnish the information required by item 308(c) of Regulation S-K.

Index to Consolidated Financial Statements

Note 1 .Organization and Basis of Presentation

 Use of Estimates, page F-8
6. Please expand the disclosure for self insurance reserves to disclose when estimated costs are accrued (e.g. probable and
reasonably estimable).   In addition, your policy should also
specifically address the accounting treatment for claims incurred but not yet reported as well as reported claims.

Note 2. Significant Accounting Policies and Procedures

Property and Equipment, page F-10
7. We note from your disclosure that leasehold improvements are depreciated over the shorter of the estimated life of 20 years or the lease term plus option periods where failure to renew results in economic penalty. Please tell us whether, under your lease agreement(s), you have an asset retirement obligation related to cost associated with removing property or leasehold improvements subject to retirement from facilities on leased properties. If so, tell us how you considered paragraph 5(j) of SFAS No. 13 and SFAS No. 143 in your accounting. In addition, please provide note disclosures concerning the accounting treatment and impact upon adoption of FIN 47 (an interpretation of SFAS No. 143) that will occur in the first quarter of fiscal 2006.

Goodwill, page F-11
8. We note from your disclosure that during 2004 you wrote off $430,000 in allocated goodwill associated with the closure of a TGI
Friday`s restaurant and $50,000 of the purchase of the franchise territory rights related to the closure of this location. Please explain to us why these amounts are not reflected in your total impairment charges table on page F-16 and tell us within what line item in your statement of operations are these charges classified under. We may have further comment upon receipt of your response.





Segment Reporting, page F-13
9. As part of your segment disclosure, please provide segment assets as required by paragraph 25(b) of SFAS No. 131. Additionally revise your financial statements to provide all disclosures required by paragraph 32 of SFAS No. 131. Additionally provide the segment in which your impaired long-lived asset (asset group) is reported under
SFAS No. 131.  See paragraph 26(d) of SFAS No. 144 for guidance.


       As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange
Act of
1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.



	You may contact Jeff Jaramillo at (202) 551-3212 or Joe Foti, Senior Assistant Chief Accountant, at (202) 551-3816 if you have questions regarding comments on the financial statements and related matters. Please contact Max Webb, Assistant Director, at (202)
551-
3755 with any other questions.




							Sincerely,


							Linda Cvrkel
							Branch Chief




Via facsimile:	Michael Garnreiter, Chief Financial Officer





William G. Shrader
Main Street Restaurant Group, Inc.
May 9, 2006
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